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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


             BOVIE MEDICAL CORPORATION (f/k/a AN-CON GENETICS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    10211F100
                              -------------------
                                 (CUSIP Number)

Mr. Gregory Konesky                                 Irwin A. Kishner, Esq.
3 Rolling Hills Road                                Herrick, Feinstein LLP
Hampton Bays, NY 11946                              2 Park Avenue
Tel.: (516) 421-5452                                New York, New York 10016
                                                    Tel.: (212) 592-1400


--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                February 25, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

                                Page 1 of 4 Pages

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_______________________________________________________________________________

CUSIP No.  10211F100                  13D                    Page 2 of 4 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Gregory Konesky
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       155,000 shares of Common Stock
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       155,000 shares of Common Stock
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          155,000 shares of Common Stock
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.06%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
______________________________________________________________________________
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                             PART II TO SCHEDULE 13D

         This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 19, 1998 (the "Original Statement"). All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 1.  Security and Issuer

                  Shares of Common Stock

                  Bovie Medical Corporation (f/k/a An-Con Genetics, Inc.) 734 Walt Whitman Road
                  Suite 207
                  Melville, New York 11747
                  (hereinafter, the "Issuer")


Item 5.  Interest in Securities of the Issuer

                  (a) Konesky is the beneficial owner of 155,000 shares of Common Stock of the Issuer. The total number of outstanding shares of the Issuer's Common Stock is 14,629,693. As of February 25, 1999, Konesky owns 1.06%
                        of the Issuer=s Common Stock.

                  (c) On February 25,1999, the Estate of Chester S. Kucinski (the "Estate") entered into a Stock Purchase Agreement (the "Agreement") with Konesky to purchase up to 570,000 shares of Common Stock of the Issuer at market conditions for a period of one year. The Agreement was entered into by Konesky in lieu of foreclosure by the Estate under the terms of a Note dated February 9, 1998, as amended February 4, 1999 (the "Note") and Pledge Agreement dated February 9, 1998, as amended February 4, 1999 (the "Pledge Agreement"),

                  (e) On February 25, 1999, Konesky ceased to be the beneficial owner of more than 5% of the Common Stock of Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  In lieu of foreclosure by the Estate and pursuant to the terms and conditions of the Agreement, Konesky transferred the beneficial ownership of up to 570,000 shares of Common Stock of the Issuer to the Estate.

Item 7.  Materials to be Filed as Exhibits

                  A.  The Agreement

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 March 29, 1999                                      By:  /s/ Gregory Konesky
-----------------                                         ---------------------
      Date                                                Signature
                                                          Name: Gregory Konesky

                                  Page 3 of 4
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                    ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

  A. Stock Purchase Agreement by and between Gregory Konesky and the Estate of Chester S. Kucinski dated February 25, 1999.


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                            STOCK PURCHASE AGREEMENT
                            ------------------------


                  STOCK PURCHASE AGREEMENT made this 25th day of February, 1999 (the Agreement") by and between GREGORY KONESKY, an individual residing at 3 Rolling Hill Road, Hampton Bays, New York 11946 (the "Seller"), and the ESTATE OF CHESTER S. KUCINSKI, an estate with an address c/o Eric Rainer Bashford, 2689 Strang Boulevard, Yorktown Heights, New York 10598-2909 (the "Buyer").

                  WHEREAS, the Seller is the Maker of that certain promissory note in the original principal amount of $750,000 dated February 9, 1998 (as amended and restated on February 4th, 1999, the "Note") and the Buyer is the Payee under the Note;

                  WHEREAS, the Seller desires to sell, as partial payment of the principal amount of the Note, to the Buyer shares of common stock, par value $.001 per share (the "Common Stock"), of Bovie Medical Corporation, a Delaware corporation; and

                  WHEREAS, the Buyer desires to purchase, from time to time, the shares of Common Stock as set forth below.

                  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                  1.       Purchase and Sale.

                           (a) Subject to the terms and provisions of this
Agreement, Buyer shall purchase from Seller, and Seller shall sell to Buyer, the Maximum Number of Shares (as hereinafter defined) at the Applicable Purchase Price (as hereinafter defined).

                           (b) For the purposes of this Agreement, the following
terms shall have the respective meanings ascribed thereto in this Section:

                                    (i) "Applicable Purchase Price" shall mean
         the price per share of Common Stock which the Buyer actually receives (or on the applicable delivery date would receive) upon the disposition of such shares in the public market net of all reasonable expenses, costs, fees and disbursements in any such disposition, including without limitation, commission and underwriting discounts; provided that if on the Applicable Closing Date (as hereinafter defined) there is no market maker or other public market for such shares, then the Applicable Purchase Price shall mean the price determined in good faith by a registered broker/dealer or appraisal firm selected by the Seller, less all such reasonable expenses, costs, fees and disbursements in any such disposition, including without limitation, the fees and disbursements incurred in the determination of such purchase price.

                                    (ii) "Maximum Number of Shares" shall mean
         the number of shares of Common Stock equal to 715,000 less the aggregate number of Reserved Shares (as hereinafter defined) sold by the Seller in accordance with Section 2 on or prior to the Reserved Share Expiration Date (as hereinafter defined).

                                    (iii) "Reserved Share Expiration Date" shall
         mean February 28, 2000.



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                           (c) The delivery of the Maximum Number of Shares by
the Seller to the Buyer shall occur from time to time during the term of this Agreement in accordance with the provisions of this Section. At any time and from time to time during the term of this Agreement the Buyer may deliver a notice to the Seller (or its agent) to the effect that the Buyer elects to cause a delivery of shares of Common Stock purchased under this Agreement, which notice shall specify: (i) the closing date for the delivery of such shares which date shall not be less than one (1) nor more than ten (10) business days after the date such notice is delivered (the "Applicable Closing Date"); and (ii) the number of shares to be so delivered on the Applicable Closing Date (the "Applicable Shares") which shall not be more than the then remaining Maximum Number of Shares. On the Applicable Closing Date at the offices of Herrick, Feinstein LLP, Two Park Avenue, New York, New York or such other place as may be mutually agreed by the Buyer and the Seller, the Seller shall deliver, or cause to be delivered, a stock certificate representing not less than the Applicable Shares together with a stock power duly executed in blank by the Seller or his agent (which such signature is Medallion Guaranteed) and all applicable New York State Stock Transfer Tax Stamps. On or prior to three business days after the aggregate Applicable Purchase Price for the Applicable Shares delivered at any Applicable Closing Date is determined, the Seller shall pay the Buyer such amount by delivering a check payable to the order of the Seller to the address set forth above or such other address specified by the Seller in writing.

                           (d) Any Maximum Number of Shares not delivered on or
prior to the expiration of the term of this Agreement shall be delivered on such expiration date as if such date were an Applicable Closing Date.

                  2.       Reserved Shares.

                           (a) Subject to the terms and conditions of this
Section 2, the Seller shall have the right, but not the obligation, to sell up to the number of shares (collectively, the "Reserved Shares") of Common Stock equal to $115,034.25 multiplied by a fraction (x) the numerator of which is equal to one (1) and (y) the denominator of which is equal to the aggregate net purchase price from such sale. For example, if the net purchase price from the sale of Common Stock is equal to $0.75 per share, then the number of Reserved Shares would equal $115,034.25 multiplied by 1 / 0.75 or 153,379.

                           (b) The Seller may sell any or all of the Reserved
Shares in the public market at any time and from time to time from the date hereof to (but excluding) the Reserved Share Expiration Date by giving a notice of any such proposed sale to the Buyer, which notice shall specify the proposed net purchase price and the proposed closing date of such sale; provided, that the net purchase price from each such sale is paid to Eric Rainer Bashford and/or the Eric Rainer Bashford Charitable Remainder Unitrust as directed by Eric Rainer Bashford. It is acknowledged and agreed that the Seller has delegated the right to so sell the Reserved Shares pursuant to the Durable Power of Attorney described below.

                  3. Deliveries; Durable Power of Attorney. Simultaneously with the execution of this Agreement, Seller shall deliver to Buyer (i) a stock certificate representing the shares of Common Stock in Seller's possession, (ii) a Durable General Power of Attorney in the form attached hereto as Exhibit I which shall appoint Buyer as Seller's attorney-in-fact with authority to engage in transactions and execute documentation relating to shares of Common Stock, including the execution of stock powers required to transfer such Common Stock and the exclusive right to sell the Reserved Shares pursuant to Section 2 and
(iii) ten (10) stock powers, each duly executed in blank (together with a Medallion Signature Guarantee) with respect to the transfer and assignment of the Maximum Number of Shares to the Seller.

                  4. Expiration Date. The term of this Agreement shall commence on the date hereof and continue until February 28, 2001.

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                  5.       No Release. Such purchase and sale of Common Stock
hereunder shall not release any party from its obligations under the Note or any other agreement to which the parties hereto are subject, each of which shall continue in full force and effect.

                  6.       Notices.

                           (a) All notices given pursuant to this Agreement
shall be in writing and shall be made by hand-delivery, first-class mail (registered or certified, return receipt requested), telecopier, or overnight air courier guaranteeing next day delivery as provided below or to such other address specified by the party to receive such notices in a notice to each other party:

                           (i)      if to the Seller:
                                    to the Seller at the address set forth on page 1 hereof.

                           (ii)     if to the Buyer:
                                    to the Buyer at the address set forth on page 1 hereof;

                                    with a copy to:

                                    Herrick, Feinstein LLP
                                    2 Park Avenue
                                    New York, NY  10016
                                    Attention:  Richard M. Morris, Esq.
                                    Tel:  (212) 592-1400
                                    Fax: (212) 889-7577

                           (b) Except as otherwise provided in this Agreement,
each such notice shall be deemed given at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if telecopied; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next business day delivery.

                  7.       Miscellaneous.

                           (a) This Agreement shall be construed and interpreted
according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

                           (b) This Agreement shall be binding upon, inure to
the benefit of and be enforceable by, the parties hereto and their respective personal representatives, heirs, successors and assigns.

                           (c) This Agreement may be execute in any number of
counterparts, each of which shall be an original, and all of which shall together constitute one agreement.

                           (d) Each party hereto by the execution and delivery
of this Agreement hereby agrees that he or it shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

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                  IN WITNESS WHEREOF, the parties hereto have executed and
delivered this Agreement as of the date first above written.

                                            BUYER:

                                            ESTATE OF CHESTER S. KUCINSKI


                                            By: /s/ Eric Rainer Bashford
                                                --------------------------
                                                Name: Eric Rainer Bashford



                                            SELLER:



                                                /s/ Gregory Konesky
                                                ------------------------------
                                                GREGORY KONESKY, Individually